EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

March 28, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on March 29, 2012.

Item 4.	Summary of Material Change

The Company reported today that Mr. David Cole, M.S. Geology, has joined the Board Of Directors of the Company and Mr. Steven Koehler, B.Sc. Geology, CPG, has joined the Nevada exploration team as Manager of Projects.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

March 29, 2012

GOLD STANDARD VENTURES CORP.
By:

“Richard Silas”
Corporate Secretary

(Please print here name of individual whose signature appears above.)

GOLD STANDARD ANNOUNCES NEW BOARD MEMBER AND MANAGER OF PROJECTS

March 29, 2012 - Vancouver, B.C., - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com reported that Mr. David Cole, M.S. Geology, has joined the Board Of Directors of the Company and Mr. Steven Koehler, B.Sc. Geology, CPG, has joined the Nevada exploration team as Manager of Projects.

Mr. Cole has over 27 years of mining and mineral exploration industry experience. In December 2003, Mr. Cole founded Eurasian Minerals Inc. as a public company, which has grown to a market capitalization of $100 million. Eurasian Minerals holds over 100 exploration projects in 11 countries.

Just after founding Eurasian Minerals Inc., Mr. Cole also co-founded Standard Uranium Corporation, a public uranium exploration and development company which was later sold to Energy Metals Corporation.
Prior to founding Eurasian Minerals and Standard Uranium Corp, Mr. Cole worked for Newmont Mining Corporation where he held a number of management and senior geologic positions, gaining extensive global business and technical experience. Mr. Cole's success as part of Newmont's exploration team includes contributions at the world class Carlin Trend (Nevada, USA), Yanacocha (Peru), and Minihasa (Indonesia) mines. Subsequently, he established and managed Newmont's exploration programs in Turkey.

Mr. Cole earned his Masters Degree from Colorado State University in 1991 and is a member of several professional organizations and local and international societies.

In addition to his duties as President and CEO of a rapidly growing public company, Mr. Cole manages a private Merchant Banking portfolio focused on early stage natural resource development.

Mr. Koehler over his 22 year career has held senior level exploration positions with Newmont, Placer Dome and Miranda Gold, exploring for gold on the Carlin and Cortez Trends of northern Nevada.  During this time, he participated in gold discoveries at Leeville, Four Corners, Hardie Footwall Extension, Pete underground and Cortez Hills.  Most recently as Chief Geologist of Evolving Gold, Steve led the Nevada exploration programs which included the expansion of the Arch gold system on the Carlin Trend.  He has a keen eye for recognizing geologic patterns, synthesizing exploration data, and an interest in incorporating oil exploration techniques into the search for sediment-hosted gold.  Earlier in his career, Steve was directly responsible for discovering a rare-metal pegmatite district in northern Wisconsin. Steve earned a Bachelor of Science degree in geology from the University of Wisconsin-River Falls and is an AIPG Certified Professional Geologist.

Jonathan Awde, President and CEO of Gold Standard Ventures stated; “We are very pleased to announce the appointments of David Cole and Steven Koehler to our team. Mr. Cole brings a wealth of exploration and company management knowledge to the board and strengthens its independence. Mr. Koehler’s exploration prowess in North Central Nevada is highly complementary to our ongoing efforts to build Gold Standard into a world class mineral exploration company”.

The Company also announces that, pursuant to its stock option incentive plan, it has granted director incentive stock options to purchase 150,000 common shares of the company at today’s closing price for a period of 5 years.

The stock options are subject to the terms of the Company’s stock option plan and regulatory approval.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this press release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com) and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml), and in other reports on our website at www.goldstandardv.com at Investors Information.